FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER, 2022

COMMISSION FILE NUMBER 1-15150

The Dome Tower

Suite 3000, 333 – 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

US Bank Tower

Suite 2200, 950 – 17th Street

Denver, Colorado

United States of America 80202-2805

(720) 279-5500

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ◻ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ◻ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ◻ No X

The exhibits to this report shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-257151) and Form S-8 (File Nos. 333-200583 and 333-171836).

EXHIBIT INDEX

EXHIBIT 99.1 — Management’s Discussion and Analysis for the Third Quarter ended September 30, 2022

EXHIBIT 99.2 — Unaudited Consolidated Financial Statements for the Third Quarter ended September 30, 2022

EXHIBIT 99.3 — Certification of the Chief Executive Officer

EXHIBIT 99.4 — Certification of the Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

BY:	/s/ David A. McCoy
David A. McCoy
Vice President, General Counsel & Corporate Secretary

DATE: November 3, 2022